Filed Pursuant to Rule 424(b)(7)

Registration No. 333-140498

Supplement No. 2

(To Prospectus dated February 7, 2007 and Prospectus Supplement No. 1 dated February 12, 2007)

3,233,464 Shares

Google Inc.

Class A Common Stock

SELLING STOCKHOLDERS

This prospectus supplement updates and amends certain information contained in the prospectus dated February 7, 2007, as supplemented by the prospectus supplement dated February 12, 2007 (together, the “prospectus”), covering resale by selling stockholders of 3,233,464 shares of Class A common stock. This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus, including any amendments or supplements thereto.

Investing in our securities involves risk. You should carefully consider the risks described under “Risk Factors” in Item 1A of our most recent Quarterly Report on Form 10-Q filed on November 8, 2006 (which document is incorporated by reference herein), as well as the other information contained or incorporated by reference in the prospectus before making a decision to invest in our securities.

Neither the Securities Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2007

The information in the table appearing under the caption “Selling Stockholders” in the prospectus dated February 7, 2007, as supplemented by the prospectus supplement dated February 12, 2007, is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto.

SELLING STOCKHOLDERS

Name of Selling Stockholder	Prior To The Offering*[1]			After the offering (assuming all shares of Class A common stock being offered are sold)
	Number of shares of Class A common stock beneficially owned	Percent of shares of Class A common stock outstanding	Number of shares of Class A common stock being registered for resale[2]	Number of shares of Class A common stock beneficially owned	Percent of shares of Class A common stock outstanding
Sequoia Capital XI, L.P. Transferees:[3], [4], [5]
Norwich University[6]	1,700	*	1,700	—	*
The Board of Trustees of the Leland Stanford Jr. University[7]	30,737	*	25,257	5,480	*
Johns Hopkins University[8]	20,661	*	7,216	13,445	*
Greater Bay Bancorp[9]	3,402	*	3,402	—	*
The Robert Wood Johnson Foundation[10]	14,434	*	14,434	—	*
The Capital Group Companies Charitable Foundation[11]	21,962	*	21,962	—	*
Diprivest Inc.[12]	3,608	*	3,608	—	*
Champion Ventures III, L.P.[13]	14,434	*	14,434	—	*
Cornell University[14]	12,629	*	12,629	—	*
The Wellcome Trust Ltd. as Trustee of the Wellcome Trust[15]	98,959	*	12,629	86,330	*
Computrol Limited C/O C.M. Capital Corporation[16]	10,826	*	10,826	—	*
Sequoia Technology Partners XI Transferees: [17], [18], [19]
Max R. Levchin	512	*	512	—	*

*	Represents less than 1% of the total aggregate amount of shares of Class A common stock outstanding as of October 31, 2006
1	The amounts set forth in this column include the shares of Class A common stock beneficially owned by each selling stockholder as of approximately February 1, 2007 (including options that are currently exercisable or will become exercisable within sixty days thereof).
2	The amounts set forth in this column are the numbers of shares of Class A common stock that may be offered by each selling stockholder using this prospectus supplement. These amounts do not represent any other shares of our Class A common stock that the selling stockholders may own beneficially or otherwise.
3

Sequoia Capital XI, L.P., which is identified as a selling stockholder in the registration statement to which this prospectus supplement relates, has informed us that it plans to distribute shares of Class A common stock to its investors. Those of such transferees that were made known to us based upon written representations from the selling stockholders are listed in the table under the heading “Sequoia Capital XI, L.P. Transferees” and update and amend previously unnamed selling stockholders represented in the registration statement as “All Other Sequoia Capital XI, L.P. Investors and Their Transferees who Beneficially Own, in the Aggregate, Less than 1% of the Class A common stock.”

[4]

During the last three years, Sequoia Capital VIII, an affiliated fund of Sequoia Capital XI, L.P., has held a greater than 10% interest in Google Inc. Additionally, Michael J. Moritz, a managing member of Sequoia Capital XI, L.P.’s general partner, SC XI Management, LLC, is a member of Google Inc.’s Board of Directors.

[5]

Unless otherwise noted, the amounts reflected in this category do not include any other shares of Class A common stock that such selling stockholders may be deemed to beneficially own as a result of their affiliation with or investment in Sequoia Capital XI, L.P.

[6]

The Trustees Investment Committee exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement. Fred Weintz as Chairman of the Trustees Investment Committee may make investment decisions provided that following his dispositive decisions, the Trustees Investment Committee confirms his decision with a vote.

[7]

John Powers as CEO and President and Saguna Malhotra as Managing Director, Private Equity, exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[8]	Kathryn J. Crecelius as Chief Investment Officer exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[9]

Greater Bay Bancorp is a SEC-reporting company. Greater Bay Bancorp is an affiliate of ABD Financial Services, Inc., a registered broker-dealer. The shares of Class A common stock being registered for resale in this prospectus supplement were acquired in the ordinary course of business and at the time of the acquisition of the Class A common stock being registered for resale in this prospectus supplement, the selling stockholder did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the Class A common shares being registered for resale in this prospectus supplement.

[10]

Brian O’Neil as Chief Investment Officer, Karen Candelori as Director of Investment Operations and Richard Slocum as Director of Private Investments, pursuant to authority granted by the Board of Trustees of the Foundation, exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[11]

Capital Management Services, Inc., a selling stockholder named in the Selling Stockholder table of the Prospectus Supplement No. 1 dated February 12, 2007, donated its shares of Class A common stock registered for resale to the Capital Group Companies Charitable Foundation. James M. Brown as Chairman and President and Edith L. Van Huss as CFO exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[12]	Julia Chapman as President of Diprivest Inc. exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[13]

Harris Barton and Ronnie Lott on behalf of and as managing members of Champion Ventures III Management, L.L.C., the General Partner of Champion Ventures III, L.P., exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[14]

James H.C. Walsh as Chief Investment Officer, Jeremy T. Crigler as Sr. Investment Officer and David McNiff as Sr. Investment Officer exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[15]	Bonnie Maher as Distribution Manager at T. Rowe Price Associates, Inc. exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[16]	J.M.D. Cha as Director and Madeline Wong as Director exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[17]

Sequoia Technology Partners XI, which is identified as a selling stockholder in the registration statement to which this prospectus supplement relates, has informed us that it plans to distribute shares of Class A common stock to its investors. Those of such transferees that were made known to us based upon written representations from the selling stockholders are listed in the table under the heading “Sequoia Technology Partners XI Transferees” and update and amend previously unnamed selling stockholders represented in the registration statement as “All Other Sequoia Technology Partner XI Investors and Their Transferees who Beneficially Own, in the Aggregate, Less than 1% of the Class A common stock.”

[18]

During the last three years, Sequoia Capital VIII, an affiliated fund of Sequoia Technology Partners XI, has held a greater than 10% interest in Google Inc. Additionally, Michael J. Moritz, a managing member of Sequoia Technology Partners XI’s general partner, SC XI Management, LLC, is a member of Google Inc.’s Board of Directors.

[19]

Unless otherwise noted, the amounts reflected in this category do not include any other shares of Class A common stock that such selling stockholders may be deemed to beneficially own as a result of their affiliation with or investment in Sequoia Technology Partners XI.